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                             July 15, 2021

       Lisa Peraza
       Vice President, Chief Accounting Officer
       Heron Therapeutics, Inc.
       4242 Campus Point Court, Suite 200
       San Diego, CA 92121

                                                        Re: Heron Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Years Ended December 31, 2020
                                                            Filed February 24,
2021

       Dear Ms. Peraza:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Years Ended December 31, 2020

       Management's Discussion and Analysis
       Results of Operations
       Net Product Sales, page 71

   1. Net product sales decreased from $146.0 million in 2019 to $88.6 million in 2020, of which $44.4 million
related to a decline in CINVANTI net product sales and $13.0 million related to the
decline in SUSTOL net product sales. You state that the decrease in
                                                        CINVANTI net product
sales was due to the impact of generic arbitrage and the decrease in SUSTOL sales was due
to the discontinuation of discounting. Please tell us and
                                                        consider revising in
future filings to clarify the following:
                                                            what you mean by
generic arbitrage and how that contributed to the decline in net product sales,
                                                            the expected impact
that generic competition will have on your results of operations and liquidity in
future periods,
                                                            why you expect
growth of net product sales for CINVANTI, despite the generic
 Lisa Peraza
Heron Therapeutics, Inc.
July 15, 2021
Page 2
              competition, and
                what effect discounting vs. generic competition had on SUSTOL net product sales.
Notes to Consolidated Financial Statements
6. Commitments and Contingencies
Development Agreements, page 96

2. You state that in some of your development agreements with contract manufacturing organizations, you are required to meet minimum purchase obligations. We note that net product sales declined significantly from 2019 to 2020 and net product sales have continued to decline in the first quarter of 2021 compared to the quarter ended March 31,
         2020. On page 75 you disclose that total purchase obligations of $43.9 million were not included in your consolidated financial statements for the year ended December 31, 2020.
         Please address the following:
             Tell us if the $43.9 million represents the shortfall of the 2020 purchase obligations, and if so, why that amount is not required to be disclosed in the notes to the financial statements.
             Clarify if you continue to have a shortfall in purchase obligations and the status of those minimum purchase obligations at each balance sheet date.
             Tell us why the minimum purchase obligations are not required to be disclosed in the notes to the financial statements pursuant to ASC 440-10-50. In this respect, it does not appear that an estimate is required to be made with "certainty".
             Tell us if there are any penalties related to failing to meet the minimum purchase obligations and how failure to meet those purchase obligations has or may affect your results operations and financial condition.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameLisa Peraza                                  Sincerely,
Comapany NameHeron Therapeutics, Inc.
                                                               Division of
Corporation Finance
July 15, 2021 Page 2                                           Office of Life
Sciences
FirstName LastName